Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

Via Edgar

October 11, 2017

Jay Ingram U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	CM Seven Star Acquisition Corporation Registration Statement on Form S-1 Filed September 18, 2017 File No. 333-220510

Dear Mr. Ingram:

As discussed with the Staff, on behalf of our client, CM Seven Star Acquisition Corporation (the “Company”), we hereby provide revised draft disclosure in response to comment 1 from the letter dated October 2, 2017 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner

Los Angeles	New York	Chicago	Nashville	Washington, DC	Beijing	Hong Kong	www.loeb.com

A limited liability partnership including professional corporations

PROPOSED BUSINESS

Introduction

We are a newly incorporated blank check company incorporated in the Cayman Islands as an exempted company with limited liability. Our shareholders have no additional liability for the company’s liabilities over and above the amount paid for their shares. We were formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. Our efforts to identify a prospective target business will not be limited to a particular geographic region or industry.

We do not have any specific business combination under consideration or contemplation, and we have not, nor has anyone on our behalf, contacted any prospective target business or had any discussions, formal or otherwise, with respect to such a transaction.

Background and Competitive Advantages

We believe that our management team is well positioned to identify attractive risk-adjusted returns in the marketplace and that our contacts and transaction sources, ranging from industry executives, private owners, private equity funds, and investment bankers, in addition to the geographical reach of our affiliates, will enable us to pursue a broad range of opportunities.

1.	Our Sponsor’s Relationship with China Minsheng Investment Group

Our sponsor, Shareholder Value Fund, is a Cayman activist hedge fund controlled by its Board of Directors, which has selected CM Asset Management (Hongkong) Company Limited (“CMAM”) to serve as the investment manager for the fund. CMAM is a wholly owned subsidiary of China Minsheng Financial Holding Corporation Limited, a HKSE listed Company [Ticker: 245 HK] (“CMFH”). CMFH is a part of China Minsheng Investment Group Co. Ltd. (“CMIG”), founded in Shanghai in 2014. CMIG is a well-recognized financial company in China and has sizeable investments in industries such as new energy, aviation, healthcare and technology. CMIG aspires to be a wholly private sector competitor of China Investment Corporation, commonly considered to be the sovereign wealth fund of China.

CMIG has engaged in a number of transactions in recent years including:

•	The reverse merger of China Minsheng Drawin Technology Group in February 2015. CMIG invested HKD 1.3 Billion and paid HKD0.20 per share; the shares are trading at HKD0.26 as of September 29, 2017.
•	The acquisition of 33% of Luxaviation CMI in March 2015.
•	The reverse merger of China Seven Star Holdings Limited in June 2015. CMIG invested HKD5 Billion and paid HKD0.19 per share; the shares are trading at HKD0.47 as of September 29, 2017.
•	The reverse merger of SRE Group in October 2015. CMIG invested HKD1.49 Billion and paid HKD0.10 per share; the shares are trading at HKD0.2202 as of September 29, 2017.
•	The reverse merger of Yida China Holdings in November 2015. CMIG invested HKD3 Billion and paid HKD2.20 per share; the shares are trading at HKD2.35 as of September 29, 2017.
•	The acquisition of 100% of Sirius International Insurance Group in April 2016.

CMIG’s past successes do not guarantee that we will successfully consummate an initial business combination.

2.	Broad Network for Access to Various Targets

Since our sponsor is managed by an investment manager that is an affiliate of CMIG, we believe that we could benefit from the resources of CMIG. CMIG and its affiliates may present to us potential targets, and assist in the analysis and due-diligence of such targets if needed. Furthermore, the relationship of our sponsor with CMIG could result in CMIG presenting potential acquisition opportunities to us.

3.	Strong and Stable Financial Position with Flexibility

With the IPO proceeds held in trust, initially in the amount of $150 million (or $172.5 million if the over-allotment option is exercised in full) and a public market for our ordinary shares, we can offer a target business a variety of options to facilitate a business combination and fund future expansion and growth of its business. Because we are able to consummate a business combination using the cash proceeds from this offering, our share capital, debt or a combination of the foregoing, we have the flexibility to use an efficient structure allowing us to tailor the consideration to be paid to the target business to address the needs of the parties.

4.	Significant Cross Border Business Experience

Our management team has significant experience in cross-border business in Asia, Europe and the U.S. Our management team understands the cultural, business and economic differences and opportunities that will allow us to negotiate a transaction.

5.	Alternative Path to Becoming Public

We believe our structure will make us an attractive business combination partner to prospective target businesses. As a publicly listed company, we will offer a target business an alternative process to a public listing rather than the traditional initial public offering process. We believe that target businesses will favor this alternative, which we believe is less expensive, while offering greater certainty of execution than the traditional initial public offering. During an initial public offering, there are typically expenses incurred in marketing, which would be costlier than a business combination with us. Furthermore, once a proposed business combination is approved by our shareholders and the transaction is consummated, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters’ ability to complete the offering, as well as general market conditions that could prevent the offering from occurring. Once public, we believe the target business would have greater access to capital and additional means of creating management incentives that are better aligned with shareholders’ interests than it would as a private company. It can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting talented management staffs. With the proper corporate governance and operation as a public company, the target business would become attractive to the public.